CyberDefender Corporation
617 West 7th Street, 10th Floor
Los Angeles, California 90025

April 26, 2010

VIA EDGAR

Mr. David L.Orlic
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CyberDefender Corporation
Preliminary Schedule 14A filed April 12, 2010
File No. 000-53475

Dear Mr. Orlic:

This letter is in response to your letter dated April 21, 2010.  For your ease of reference, we have repeated your comment in this response.  On even date herewith, we have filed an Amendment No. 1 to our Preliminary Schedule 14A (referred to below as the “Proxy Amendment”) incorporating changes based on your comments.  For your review, we have also enclosed three marked copies of the Proxy Amendment, which show the changes that have been made from the original proxy statement filed on April 12, 2010.

Proposal 1: Change Company’s State of Incorporation from California to Delaware, page 12

1.
We note that in adopting the Merger Agreement, at the effective time of the reincorporation, the authorized common stock of CyberDefender Delaware will be 100,000,000 shares and CyberDefender Delaware will have 10,000,000 shares of authorized preferred stock, which CyberDefender California does not have.  We also note that the changes to the certificate of incorporation and bylaws in connection with the Merger will increase the maximum number of directors of the Company from five to nine.  It appears that you should present each of these charter document changes as a separate item to be voted upon (apart from your reincorporation proposal), with the corresponding changes to the form of proxy card, and explain your reasons for approving each separate proposal.  Please advise, or revise your filing accordingly.  See Rule 14a-4(a).

We noted the Staff comment and have included in the Proxy Amendment each of the following as separate proposals for the shareholders to vote on: (i) the increase in the authorized shares of common stock from 50,000,000 shares to 100,000,000 shares, (ii) the authorization of 10,000,000 shares of preferred stock and (iii) the increase in the maximum number of directors from five to nine as separate proposals.

Mr. David L. Orlic
Attorney-Advisor
United States Securities and Exchange Commission
April 26, 2010

2.
Similarly, it appears that you are adopting discretionary provisions in the organizational documents of CyberDefender Delaware to: abolish cumulative voting; change the manner in which the size of the board of directors may be expanded; change the manner in which vacancies on the board of directors are filled when the vacancies are the result of removal of directors; and change the circumstances under which shareholders may act by written consent.  It appears that you should present each of these changes as a separate item to be voted upon, with corresponding changes to the form of proxy card, and explain your reasons for approving each separate proposal.  Please advise, or revise your filing accordingly.

We noted the Staff comment and have included in the Proxy Amendment each of the following as separate proposals for the shareholders to vote on: (i) the elimination of cumulative voting; (ii) the change the manner in which the size of the board of directors may be expanded; (iii) the change in the manner in which vacancies on the board of directors are filled when the vacancies are the result of removal of directors; and (iv) the change in the circumstances under which shareholders may act by written consent.

3.
Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common and preferred stock.  If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

We currently have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common or preferred stock.  We have included a disclosure to that effect in the Proxy Amendment.

4.
Please refer to Securities Exchange Act Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares of common stock and creation of preferred stock.  Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the ownership of persons seeking control of the company.  Similarly, please discuss any possible anti-takeover effects of the discretionary changes set forth in comment 2 above.

We noted the Staff comment and have included in the Proxy Amendment disclosures regarding the possible anti-takeover effects of the increase in authorized common stock, creation of preferred stock and the other applicable discretionary provisions of CyberDefender Delaware’s organizational documents.

Mr. David L. Orlic
Attorney-Advisor
United States Securities and Exchange Commission
April 26, 2010

5.
We note your statement that the board of directors believes that the reincorporation from California to Delaware will benefit your company and shareholders.  Your discussion should be balanced to include any disadvantages that may be imposed on shareholders as a result of the change.  We note your discussion of the possible anti-takeover effects of Delaware law; however, please expand your discussion to include specifically addressing the material disadvantages that may be imposed on shareholders as a result of the change in domicile.  In this regard, consider including a section entitled “Disadvantages Imposed on Shareholders as a Result of the Change in Domicile,” or the like.

We noted the Staff comment and have included in Proposal 1 of the Proxy Amendment a section entitled, “Principal Disadvantages Imposed on Shareholders as a Result of the Reincorporation in Delaware,” which includes further discussion regarding the potential disadvantages to the shareholders of the proposed reincorporation and change in domicile.

Proposal 4: Amendment to the Company’s Amended and Restated 2006 Equity Incentive Plan, page 41

1.
We note that the amendment to the 2006 Equity Incentive Plan provides for the increase in the number of shares of common stock reserved for issuance under the plan.  Please tell us whether you have any specific plans, proposals or arrangements to grant specific awards under the 2006 Equity Incentive plan.  If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise at this time.  If you do have the present intention to make specific grants, revise your disclosure to provide the information required by Items 10(a)(2) and 10(b)(2) of Schedule 14A.

We have no specific plans, proposals or arrangements, written or otherwise, at this time to grant specific awards under the 2006 Plan and have included a disclosure in Proposal 4 of the Proxy Amendment to that effect.  We have, however, previously granted options and awards under the 2006 Equity Incentive Plan, including options and awards out of the increased pool of 1,500,000 shares, and have included in the Proxy Amendment the information required by Items 10(a)(2) and 10(b)(2) with respect to such prior grants.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David L. Orlic
Attorney-Advisor
United States Securities and Exchange Commission
April 26, 2010

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by facsimile to Kevin Friedmann, Esq. of Richardson & Patel LLP at (917) 591-6898.  Mr. Friedmann’s telephone number is (323) 251-9088.

We look forward to hearing from you shortly.

Very truly yours, CyberDefender Corporation

By:	/s/ Kevin Harris
Kevin Harris, Chief Financial Officer